Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Frontier Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

35909R108

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35909R108	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons Indigo Frontier Holdings Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 35909R108	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons Indigo Denver Management Company, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 31,975,180
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 31,975,180

9	Aggregate Amount Beneficially Owned by Each Reporting Person 31,975,180
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.2%
12	Type of Reporting Person OO

CUSIP No. 35909R108	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons William A. Franke
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 67,303,343
	6	Shared Voting Power 32,174,456
	7	Sole Dispositive Power 67,303,343
	8	Shared Dispositive Power 32,174,456

9	Aggregate Amount Beneficially Owned by Each Reporting Person 99,477,799
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 44.1%
12	Type of Reporting Person IN

CUSIP No. 35909R108	Schedule 13G	Page 4 of 8

ITEM 1.	(a)	Name of Issuer:

Frontier Group Holdings, Inc. (the “Issuer”).

	(b)	Address of Issuer’s Principal Executive Offices:

4545 Airport Way, Denver, CO 80239

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Indigo Frontier Holdings Company, LLC
Indigo Denver Management Company, LLC
William A. Franke

	(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is c/o Indigo Partners, 2525 East Camelback Road, Suite 900, Phoenix, AZ 85016.

	(c)	Citizenship of each Reporting Person is:

Indigo Frontier Holdings Company, LLC and Indigo Denver Management Company, LLC are organized under the laws of the state of Delaware. William A. Franke is a citizen of the United States.

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”).

	(e)	CUSIP Number:

35909R108

ITEM 3.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 5 of 8

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of October 31, 2024, based upon 225,372,311 shares of Common Stock outstanding as of October 25, 2024, based on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 29, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Indigo Frontier Holdings Company, LLC	0	0.0%	0	0	0	0
Indigo Denver Management Company, LLC	31,975,180	14.2%	0	31,975,180	0	31,975,180
William A. Franke	99,477,799	44.1%	67,303,343	32,174,456	67,303,343	32,174,456

Indigo Denver Management Company, LLC is the record holder of 31,975,180 shares of Common Stock. Mr. Franke is the sole member of Indigo Denver Management Company, LLC and may be deemed to share beneficial ownership of the securities held of record by Indigo Denver Management Company, LLC.

In addition, Mr. Franke is the record holder of 67,303,343 shares of Common Stock, and may be deemed to share beneficial ownership of 116,827 shares of Common Stock held of record by Indigo Partners LLC and 82,449 shares of Common Stock held of record by his spouse.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following: ☒

As of April 5, 2024, Indigo Frontier Holdings Company, LLC ceased to be the beneficial owner of any securities of the Issuer.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 6 of 8

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 35909R108	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2024

Indigo Frontier Holdings Company, LLC
By:	Indigo Denver Management Company, LLC, its managing member

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Managing Member

Indigo Denver Management Company, LLC

By:	/s/ William A. Franke
Name:	William A. Franke
Title:	Managing Member

William A. Franke

/s/ William A. Franke

CUSIP No. 35909R108	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).